U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Feinberg, Larry N.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

c/o Oracle Strategic Partners, L.P.
200 Greenwich Avenue, 3rd Floor
--------------------------------------------------------------------------------
                                    (Street)

Greenwich, CT 06830
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Halsey Drug Co., Inc. ("HDGC")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

July, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).


                                                                                                                              (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-  11.
                    sion                       Number of                       Title and Amount           Secur-    ative   Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-  of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:    In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct  direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or  Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-     ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct  Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)     ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr. (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)      4)
------------------------------------------------------------------------------------------------------------------------------------

5% Convertible      $1.72    07/01/02 J(2)      81,271       Immed.   3/15/03  Common    81,271  See      8,128,505  I     See
Secured Debentures                                                             Stock             Note                      Note
                                                                                                 (2) under                 (2) under
                                                                                                 Explana-                  Explana-
                                                                                                 tion of                   tion of
                                                                                                 Responses                 Responses
                                                                                                 Below                     Below
====================================================================================================================================
Explanation of Responses:

(1)  The securities of Halsey Drug Co., Inc. ("Halsey") to which this note relates are held directly by Oracle Strategic Partners,
     L.P. ("Strategic Partners"). Strategic Partners holds, as of the date of this Form 4, 5% Convertible Senior Secured Debentures
     ("Debentures"), Common Stock Purchase Warrants ("Warrants") and Stock Options ("Options") of Halsey presently convertible into
     8,128,505 shares of Common Stock, 2,020,200 shares of Common Stock, and 30,000 shares of Common Stock of Halsey, respectively.
     Oracle Strategic Capital, L.L.C. ("Strategic Capital") serves as the general partner of Strategic Partners. The undersigned is the managing member of Strategic Capital. The undersigned does not directly own any Debentures, Warrants, Options or Common
     Stock of Halsey. In accordance with Instruction 4(b)(iv), the entire number of such Debentures, Warrants and Options held by
     Strategic Partners, related to the transactions reported on this Form 4, is reported herein. The undersigned disclaims any beneficial ownership of the securities to which this Form 4 relates for purposes of Section 16 of the Securities Exchange Act of 1934, except as to such securities representing the undersigned's pro rata interest in, and interest in the profits of,
     Strategic Partners.

(2)  The Debenture to which this note relates, in the principal amount of $139,786 was received as interest payment on pre-existing
     Debentures held by Strategic Partners. The Debenture to which this note relates is presently convertible into 81,271 shares of
     Common Stock of Halsey, reflecting a conversion price of $1.72 per share of Common Stock. Interest on all the Debentures held by Strategic Partners are paid quarterly on each January 1, April 1, July 1 and October 1.


      /s/ Larry N. Feinberg                                  August 9, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
      Larry N. Feinberg, as managing
      member of Oracle Strategic Capital, L.L.C.,
      the general partner of Oracle Strategic
      Partners, L.P.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          Page 2